Exhibit A
Federated Income Securities Trust
Federated Muni and Stock Advantage Fund
Sub-Advisory Contract
         For all services rendered by Sub-Adviser hereunder, Adviser shall pay Sub-Adviser a Sub-Advisory Fee equal to 0.25% of the fixed income portion of the average daily net assets of the above-mentioned portfolio. The Sub-Advisory Fee shall be accrued Daily, and paid Daily as set forth in the primary Investment Advisory Contract dated
September 1, 2003.
         This Exhibit duly incorporates by reference the Sub-Advisory
Agreement.
         IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed on their behalf by their duly authorized officers as of the 1st day of January, 2004.

Federated Equity Management Company
of Pennsylvania
By:  /s/ Keith M. Schappert
Name:  Keith M. Schappert
Title:  President


        Federated Investment Management
Company
By:  /s/ G. Andrew Bonnewell
Name:  G. Andrew Bonnewell
Title:  Vice President